Exhibit 99.1

Trina Solar Announces the Offering of 8,800,000 American Depositary Shares

CHANGZHOU, China, June 4, 2014  — Trina Solar Limited (NYSE: TSL) (“Trina Solar” or the “Company”), a global leader in photovoltaic (“PV”) modules, solutions and services, today announced the commencement of the offering of 8,800,000 American Depositary Shares (“ADSs”), each representing 50 ordinary shares of the Company, par value of US$0.00001 per share (the “ADS Offering”). Trina Solar has granted the underwriters in the ADS Offering a 30-day option to purchase up to an additional 1,320,000 ADSs to cover over-allotments.

The Company also commenced a concurrent offering of US$150 million in aggregate principal amount of convertible senior notes due 2019 (the “Notes”) (the “Notes Offering”). Trina Solar has granted the initial purchasers in the Notes Offering a 30-day option to purchase up to an additional US$22.5 million aggregate principal amount of the Notes. The closing of the ADS Offering is contingent upon the closing of the Notes Offering and the closing of the Notes Offering is contingent upon the closing of the ADS Offering. The offerings are subject to market conditions and other factors.

Deutsche Bank Securities Inc., Barclays Capital Inc., J.P. Morgan Securities LLC and Goldman Sachs (Asia) L.L.C. will act as joint book-running managers for the ADS Offering. HSBC Securities (USA) Inc. will act as a co-manager for the ADS Offering.

In connection with the Notes Offering, the Company entered into zero-strike call options (the “call options”) with one or more of the initial purchasers (or their affiliates) of the Notes Offering (the “option counterparties”). The call options are intended to facilitate the hedging of their investments by the investors in the Notes. The Company has been advised that, in connection with establishing their initial hedge of the call options, the option counterparties (or their affiliates) expect to enter into one or more derivative transactions with respect to the ADSs with purchasers of the Notes concurrently with or after the pricing of the Notes. This activity could increase (or reduce the size of any decrease in) the market price of the ADSs or the Notes at that time. In addition, the option counterparties (or their affiliates) may modify their hedge positions by entering into or unwinding one or more derivative transactions with respect to the ADSs and/or purchasing or selling ADSs or other securities of the Company in secondary market transactions at any time, including following the pricing of the Notes and shortly after the maturity of the Notes (and, the Company has been advised, are likely to unwind their derivative transactions and/or purchase or sell ADSs in connection with any conversion, repurchase or redemption of the Notes). These activities could also cause or avoid an increase or cause or avoid a decrease in the market price of the ADSs or the Notes.

The ADSs will be offered under the Company’s existing shelf registration statement which was filed with the Securities and Exchange Commission (the “SEC”) and automatically became effective on June 4, 2014.  A prospectus supplement and the related base prospectus describing the terms of the ADS Offering have been filed with the SEC. Investors are advised to read the prospectus supplement and the related base prospectus and other documents the Company has filed with the SEC for more complete information about the Company and the ADS Offering.  A copy of the prospectus supplement and the base prospectus relating to the ADS Offering may be obtained by contacting (i) Deutsche Bank Securities Inc., Attention: Prospectus Group, 60 Wall Street, New York, NY 10005-2836, by emailing prospectus.CPDG@db.com or by telephone at +1-800-503-4611, (ii) Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by emailing barclaysprospectus@broadridge.com or by telephone at +1-888-603-5847, (iii) J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions at 1155 Long Island Avenue, Edgewood, New York 11717, or by telephone at +1-866-803-9204 or (iv) Goldman Sachs & Co., 200 West Street, New York, NY 10282, attention: Prospectus Department, facsimile: +1-212-902-9316, by emailing prospectus-ny@ny.email.gs.com or by telephone at +1-866-471-2526.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the securities, nor will there be any sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. This press release contains information about the pending offerings of the ADSs and the Notes, and there can be no assurance that the offerings will be completed.

About Trina Solar Limited

Trina Solar Limited (NYSE: TSL) is a global leader in PV modules, solutions and services. Founded in 1997 as a PV system integrator, Trina Solar today drives smart energy together with installers, distributors, utilities, and developers worldwide. The Company’s industry-shaping position is based on innovation excellence, superior product quality, vertically integrated capabilities, and environmental stewardship. For more information, please visit www.trinasolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance its activities; the effectiveness, profitability and marketability of its products; our expectations regarding the expansion of the Company’s manufacturing capacities; the Company’s future business development; the Company’s downstream project development and pipeline; the Company’s beliefs regarding its production output and production outlook; the future trading of the securities of the Company; the period of time for which the Company’s current liquidity will enable the Company to fund its operations; general economic and business conditions; demand in various markets for solar products; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings, including its annual report on Form 20-F filed on April 2, 2014, the prospectus filed as part of Form F-3 on June 4, 2014 and the preliminary prospectus supplement relating to the ADS Offering filed on June 4, 2014 with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For further information, please contact:

Trina Solar Limited Teresa Tan, CFO Phone: + (86) 519-8517-6823 (Changzhou)	Brunswick Group Ilse Schache Email: trina@brunswickgroup.com Phone: + (86) 10-5960-8600 (Beijing)
Yvonne Young Head of Investor Relations Phone: + (86) 519-8517-6878 (Changzhou) Email: ir@trinasolar.com